SINGLEPOINT INC.

3104 E Camelback Rd #2137

Phoenix, AZ 85016

October 30, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kate Beukenkamp

Re:	Singlepoint Inc. (the “Company”) Offering Statement on Form 1-A Filed October 16, 2024 (as amended, the “Offering Statement”) Commission File No. 024-12522

Dear Ms. Beukenkamp:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified October 31, 2024, at 4:30 p.m. EST, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ William Ralston

William Ralston

Chief Executive Officer

Singlepoint Inc.